920 Memorial City Way, Ste. 800

Houston, TX 77024

281.949.2515 direct line

281.949.2555 facsimile

www.f-e-t.com

Via EDGAR and Federal Express

March 28, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Forum Energy Technologies, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 14, 2012

File No. 333-176603

Ladies and Gentlemen:

Set forth below are the responses of Forum Energy Technologies, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 27, 2012, with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1, File No. 333-176603, filed with the Commission on March 14, 2012 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	Please fill in all blanks other than the information that Rule 430A permits you to omit in your next amendment and ensure that you allow sufficient time for our review.

RESPONSE:

We acknowledge the Staff’s comment and are filing herewith on ANNEX A, a marked copy of the pages that we intend to file with Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflect completion of all blanks other than the information that Rule 430A permits us to omit.

Securities and Exchange Commission

March 28, 2012

Results of Operations, page 64

Cash flows provided by operating activities, page 71

2.	We note your disclosure that your cash flow from operations for the year ended December 31, 2011 was $26.7 less than the comparable amount for the prior year. You indicate that the primary reason was due to increased inventory in order to meet increased demand. Please also disclose other material changes in working capital, such as accounts receivable, if material. In doing so, please disclose, and explain the reasons for, any material changes in the relationship between outstanding receivables and credit account sales achieved over the applicable periods.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure as requested to include statement discussion of these changes. Please read our proposed disclosure for Amendment No. 5 on the marked copy of page 72 included in ANNEX A hereto.

Note 3. Acquisitions, page F-23

Davis-Lynch LLC, page F-26

3.	We note your disclosure that Davis-Lynch recorded revenues of $51.5 million and net income of $11.4 million from the time of acquisition through December 31, 2011. Describe for us, with a view towards disclosure in your MD&A, any material differences in profitability for this stub period as compared to the Davis-Lynch’s historical results. In this regard, we note that net income as a percentage of sales was 41% for the year ended December 31, 2010.

RESPONSE:

Net income as a percentage of sales attributable to Davis-Lynch from the time of acquisition through December 31, 2011 is lower than net income as a percentage of sales of Davis-Lynch for periods prior to our acquisition primarily as a result of the fact that Davis-Lynch was a pass-through entity for federal income tax purposes while we are required to accrue for corporate-level federal income taxes. Additionally, we have recorded higher depreciation and amortization expense than the prior owners of Davis-Lynch as the acquired assets were reported on a fair market value basis, which was more than the carrying value of the assets. The most significant component of this increase, as well as many of the other acquisitions, is typically the portion of the purchase price allocable to amortizable intangibles, which are disclosed in the notes to our financial statements. Because the impact of these two items on the profitability of an acquired business are not limited to Davis-Lynch, we have included language in MD&A that generally describes these as factors related to the businesses we have acquired that may result in lower net profit margins on a going-forward basis. Please read our proposed disclosure for Amendment No. 5 on the marked copy of page 61 included in ANNEX A hereto.

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Securities and Exchange Commission

March 28, 2012

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or the proposed Amendment No. 5 to W. Matthew Strock at Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

FORUM ENERGY TECHNOLOGIES, INC.

By:	/s/ James L. McCulloch
James L. McCulloch Senior Vice President, General Counsel and Secretary

Enclosures

cc:	Caroline Kim, Securities and Exchange Commission
W. Matthew Strock, Vinson & Elkins L.L.P.
J. David Kirkland, Jr., Baker Botts L.L.P.
Tull R. Florey, Baker Botts L.L.P